EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,540	$3,303	$3,000	$1,331	$2,055
Fixed charges	1,488	1,128	1,123	757	599
Distributed income of equity investees	369	156	138	111	94
Deduct:
Preference security dividend requirements of consolidated subsidiaries	142	170	126	87	44
Interest capitalized(b)	193	139	54	37	15

Total earnings	$3,062	$4,278	$4,081	$2,075	$2,689

Fixed charges:
Interest on debt, including capitalized portions	$1,302	$924	$970	$644	$533
Estimate of interest within rental expense	44	34	27	26	22
Preference security dividend requirements of consolidated subsidiaries	142	170	126	87	44

Total fixed charges	$1,488	$1,128	$1,123	$757	$599

Ratio of earnings to fixed charges	2.1	3.8	3.6	2.7	4.5

(a)	Excludes minority interest expenses and income or loss from equity investees
(b)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Income